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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF DECEMBER, 1999




                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)






Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X   Form 40-F
                                      ---            ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No  X
                                       ---       ---

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                              VISIBLE GENETICS INC.


         On December 3, 1999, Visible Genetics Inc. (the "Company") announced that the U.S. Food and Drug Administration (FDA) advised the Company that it was not required to complete its clinical trial, SEARCH, for the TRUGENE-TM- HIV-1 Genotyping Assay. The FDA does not require any further demonstration of the clinical utility of HIV genotyping in the treatment of HIV infected individuals. The Company will be required to complete its Proficiency Trial, which is already underway. The results of the trial will be part of the Company's market approval application to the FDA.

         Based on the FDA's advice, the Company will continue to provide genotyping to all patients currently enrolled in the SEARCH study. However, enrollment of new patients into SEARCH has been closed.

         The Company's multi-center Proficiency Trial, which should be completed by the end of 1999, is designed to demonstrate the quality, reliability, accuracy and repeatability of the TRUGENE-TM- HIV-1
Genotyping Assay and OpenGene-TM- DNA Sequencing System. Analysis of the data from the trial, along with supporting documentation regarding the manufacturing of the products, will be submitted to the FDA in the first half of 2000, as part of the Company's market approval application.

         Two prospective studies reported earlier this year, showed a significant decrease in HIV viral load by using HIV genotyping to assist in HIV drug selection. The VIRADAPT study, sponsored in Europe by the Company, and the GART study, an independent study conducted in the U.S. by the Community Program for Clinical Research on AIDS (CPCRA), both showed a 0.5 log greater decrease in viral load for patients in the genotyping arm of the study, versus the control arm. The VIRADAPT study was published in the June 26, 1999 issue of THE
LANCET, a peer-reviewed medical journal.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act 1995. These forward-looking statements are subject to risks and uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products, and other risks as detailed from time to time in the Company's SEC filings and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.


         The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3 (File Nos. 333-67607, 333-68939 and 333-91155) and the Company's outstanding Registration Statements on Form S-8 (File Nos. 333-6454 and 333-8804.).


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              VISIBLE GENETICS INC.


Date: December 3, 1999                        By: /s/ Richard T. Daly
                                                  -------------------
                                                  Name: Richard T. Daly
                                                  Title: President and C.E.O.



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